Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Three Months Ended March 31,
(Dollars in thousands)	2012	2011

EARNINGS:
Income before income taxes	$94,978	$84,456
Add (deduct):
Equity in earnings of unconsolidated entities	(23,389)	(19,388)
Distributions from unconsolidated entities	2,938	8,439
Amortization of capitalized interest	389	266
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(6,034)	(4,988)
	68,882	68,785
Add fixed charges:
Consolidated interest expenses (1)	24,464	26,509
Inerest portion (1/3) of consolidated rent expenses	13,797	12,817
	$107,143	$108,111

FIXED CHARGES
Consolidated interest expense (1)	$24,464	$26,509
Capitalized interest	3,198	1,927
Interest portion (1/3) of consolidated rent expense	13,797	12,817
	$41,459	$41,253

RATIO OF EARNINGS TO FIXED CHARGES	2.58	2.62

Tax-effected preferred dividends	$17	$19
Fixed charges	41,459	41,253
Fixed charges and preferred dividends	$41,476	$41,272

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.58	2.62

(1)     Interest expense on income tax contingencies is not included in fixed charges.